Exhibit 99.1

Bilibili to Pursue Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, China – March 16, 2022 – Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that the board of directors of the Company (the “Board”) approved a motion to pursue the voluntary conversion to dual-primary listing (the “Primary Conversion”) on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Board also authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. After the Primary Conversion, the Company will remain as a dual-listing company on The Main Board of the Hong Kong Stock Exchange and Nasdaq Global Select Market, and its Class Z ordinary shares and American Depositary Shares will continue to be traded in both stock exchanges (as the case may be) and remain mutually fungible.

The Primary Conversion is conditional upon and subject to, among other things, market conditions, further approval of the Board, and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

2